EXHIBIT 99.1

NXT ENERGY SOLUTIONS ANNOUNCES SFD® SURVEY CONTRACT IN AFRICA

CALGARY, AB, September 24, 2024 – NXT Energy Solutions Inc. ("NXT" or the "Company") (TSX: SFD; OTCQB: NSFDF) is pleased to announce that it has entered into a contract with its Strategic Alliance Partner, Synergy Exploration and Production Technologies Limited to provide an SFD® survey for an oil and gas exploration company in Africa.  Data acquisition operations for this contract are expected to commence in the fourth quarter of 2024, and NXT’s interpretations and recommendations are expected to be delivered during the first quarter of 2025.

Bruce G. Wilcox, CEO of NXT, stated “We are pleased to return to Africa to perform another SFD® survey.  The Company looks forward to working together with this repeat customer’s exploration team in order to execute the contract.”

Synergy Exploration and Production Technologies Limited is an affiliate of Ataraxia Capital who currently holds convertible debentures in NXT Energy Solutions Inc.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary airborne SFD® survey system, applied in numerous basins around the world, uses the principles of quantum mechanics to infer stress anomalies of exploration interest. The method can be used both onshore and offshore to remotely identify areas conducive to fluid entrapment in order to recommend areas with commercial hydrocarbon and/or geothermal potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Eugene Woychyshyn	Michael Baker
Vice President of Finance & CFO	Investor Relations
302, 3320 – 17th AVE SW	302, 3320 – 17th AVE SW
Calgary, AB, T3E 0B4	Calgary, AB, T3E 0B4
+1 403 206 0805	+1 403 264 7020
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking information within the meaning of applicable securities laws. Forward-looking information typically contains statements with words such as "anticipate", "believe", "estimate", "will", "expect", "plan", "schedule", "intend", "propose" or similar words suggesting future outcomes or an outlook. Forward-looking information in this press release includes, but is not limited to, information regarding: the expected timing of the acquisition, interpretation and recommendations of the SFD® survey and new business opportunities in Africa.  Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Risk factors facing the Company are described in its most recent Annual Information Form for the year ended December 31, 2023 and MD&A for the three and six months ended June 30, 2024, which have been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR+") located at www.sedarplus.ca. The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.